FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS S.A.

Santa Rosa 76
Santiago, Chile

EXTRAORDINARY SHAREHOLDERS’ MEETING

To be held on April 30, 2019

To the Holders of American Depositary Shares of Enel Américas S.A. (“ADS Holders”):

An Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Extraordinary Meeting”), of Enel Américas S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (the “Company” or “Enel Américas”), will be held on April 30, 2019, at San Isidro 74, Comuna de Santiago, Santiago, Chile, immediately after the Ordinary Shareholders’ Meeting to be held at the same location at 9:00 A.M., local time. The purpose of the Extraordinary Meeting is to address the matters set forth in the accompanying Notice of Meeting.

The agenda items do not prevent the Extraordinary Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different as long as it relates to the matters included in the agenda.

ADS Holders may obtain a copy of relevant documentation that explains and supports the matters to be approved at the Extraordinary Meeting at the Company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, commencing fifteen days prior to the Extraordinary Meeting. The information is also available on the Company’s website: www.enelamericas.com.

Citibank, N.A., as depositary (the “Depositary”), has fixed the close of business on March 11, 2019 as the record date for the determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Extraordinary Meeting. Accordingly, only ADS Holders of the American Depositary Receipts evidencing ADSs representing shares of Enel Américas common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Extraordinary Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.D.T. on April 26, 2019.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Extraordinary Meeting.

April 10, 2019

INFORMATION FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 30, 2019

(this “Information Statement”)

This Information Statement and the accompanying Depositary’s Notice, Voting Instructions and Notice of Meeting of Enel Américas S.A. (the “Company” or “Enel Américas”) are furnished in connection with the solicitation by the Board of Directors of the Company of instructions for the voting of shares of common stock underlying American Depositary Shares (“ADSs”) of the Company at the Extraordinary Shareholders’ Meeting (the “Extraordinary Meeting”) to be held on April 30, 2019 at San Isidro 74, Comuna de Santiago, Santiago, Chile, immediately after the Ordinary Shareholders’ Meeting to be held at the same location at 9:00 A.M., local time, and at any adjournment or postponement thereof.

This Information Statement and the accompanying Depositary’s Notice, Voting Instructions and Notice of Meeting of Enel Américas are first being mailed or delivered to holders of American Depositary Receipts (“ADRs”) evidencing ADSs (“ADS Holders”) on or about April 10, 2019.

No Offer or Solicitation

THIS INFORMATION STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES OF AMERICA, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

i

SOLICITATION OF VOTING INSTRUCTIONS

Voting Instructions that are properly completed and signed by ADS Holders and received by Citibank, N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.D.T. on April 26, 2019 (the “Voting Instructions Deadline”), will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised, by submitting to the Depositary written notice of revocation, submitting properly executed Voting Instructions dated as of a later date or by withdrawing the shares underlying the ADSs and attending the Extraordinary Meeting and voting in person (or appointing another person, who need not be a shareholder, as your proxy to attend the Extraordinary Meeting and vote on your behalf).

If the Voting Instructions are properly executed and returned by an ADS Holder but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of all of the items proposed by the Board of Directors for approval by shareholders.

If no voting instructions are received by the Depositary from an ADS Holder on or before the Voting Instructions Deadline, such ADS Holder shall be deemed, and the Depositary shall deem such ADS Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Extraordinary Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders.

The Depositary has fixed the close of business on March 11, 2019 as the record date for the determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Extraordinary Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record, at the close of business on the ADS Record Date, of the Company’s ADRs evidencing ADSs representing shares of common stock will be entitled to notice of and to instruct the Depositary how to vote at the Extraordinary Meeting.

As of the ADS Record Date for the Extraordinary Meeting, there were 57,452,641,516 shares of common stock of Enel Américas outstanding and entitled to vote at the Extraordinary Meeting. Each share of common stock is entitled to one vote. As of April 8, 2019, the most recent date for which information is reasonably available, there were 4,143,672,428 shares of common stock represented by ADSs. Each ADS represents 50 shares of common stock of the Company.

Based on a public filing made by Enel on April 10, 2019, Enel S.p.A., a company organized under the laws of Italy, reported beneficial ownership of 56.4% of the outstanding common stock of the Company, after giving effect to the purchase of shares representing 2.97% of the Company’s outstanding common stock on April 9, 2019.  In addition, as of April 8, 2019, the Company believes that (i) Enel owned 53.45% of the Company’s common stock, (ii) Chilean private pension funds (Administradoras de Fondos de Pensiones or “AFPs”), in the aggregate, owned 12.5% of the Company’s common stock; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 24.3% of the Company’s common stock; (iv) ADS Holders owned 7.2% of the Company’s common stock; and (v) the remaining 2.6% of the Company’s common stock was owned by almost 23,000 minority shareholders.

ii

Items 1 and 2, which constitute proposals to approve the Capital Increase and the proposed amendments of the bylaws (estatutos) of Enel Américas to incorporate the agreements of the shareholders regarding the Capital Increase, respectively, and Items 3 and 4, which are ancillary to the matters contained in Items 1 and 2, presented by the Board of Directors for the consideration and vote of shareholders at the Extraordinary Meeting, each requires the affirmative vote of at least two-thirds of the outstanding common stock of the Company for approval. Each of the matters contained in Items 1,2, 3 and 4 is conditioned on approval by the shareholders of each of the other Items and will not be effective unless the other Items are also approved by shareholders at the Extraordinary Meeting. See “The Extraordinary Meeting—Votes Required.”

As a general rule, in order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Extraordinary Meeting.

If you have any questions regarding the matters to be voted on at the Extraordinary Meeting after reading this Information Statement, please contact the Investor Relations team for the Company by telephone at +56 2 2353-4400 or by e-mail at ir.enelamericas@enel.com or the Information Agent, Georgeson, by telephone at 1-866-704-4439 (Stockholders from the U.S. and Canada Call Toll-Free) and at +34 91 701 21 70 (Stockholders from Other Countries).

iii

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual reports, reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. Information about the Company, including its SEC filings, is also available on the Company’s website at www.enelamericas.com. Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Information Statement.

The Company is “incorporating by reference” in this Information Statement specified documents that it files with the SEC, which means:

•     incorporated documents are considered part of this Information Statement;

•     the Company is disclosing important information to you by referring you to those documents; and

•     the information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference into this Information Statement (any information so updated or superseded will not constitute a part of this Information Statement, except as so updated or superseded).

The Company incorporates by reference in this Information Statement the documents listed below and any future Annual Reports on Form 20-F and Reports on Form 6-K (to the extent designated in the Form 6-K as being filed and incorporated by reference into this Information Statement) of the Company that is filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Information Statement:

•     The Annual Report on Form 20-F for the year ended December 31, 2017 of Enel Américas (the “2017 Form 20-F”);

•     Enel Américas’ Report on Form 6‑K furnished to the SEC on February 27, 2019 (the “February 27, 2019 Form 6-K”);

•     Enel Américas’ Report on Form 6‑K furnished to the SEC on February 28, 2019 (the “February 28, 2019 Form 6-K”); and

•     Enel Américas’ Report on Form 6‑K furnished to the SEC on March 5, 2019 (the “March 5, 2019 Form 6-K”).

Except as otherwise provided above, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enel Américas S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, +56 2 2353-4682, ir.enelamericas@enel.com.

In accordance with Chilean laws and regulations, documents, reports and other information relating to the Extraordinary Meeting are publicly available on the Enel Américas website at www.enelamericas.com.

Additional information regarding the Extraordinary Meeting and the matters to be approved by shareholders at the Extraordinary Meeting arising after the date of this Information Statement will be made publicly available on the Enel Américas website at www.enelamericas.com and furnished on Forms 6-K filed with the SEC and publicly available on the SEC’s website at www.sec.gov.  Shareholders and ADS Holders are advised to read such additional information when it becomes available.  Unless otherwise specifically designated as incorporated by reference into this Information Statement, these Forms 6-K and other information contained on or linked from the website of Enel Américas or the SEC are not incorporated by reference into this Information Statement.

SUMMARY

The Company

Enel Américas S.A. (“Enel Américas” or the “Company”) is a publicly held limited liability stock corporation (sociedad anónima abierta) organized on June 19, 1981 under the laws of the Republic of Chile and traces its origins to Enersis S.A. Following the spin-off of Enel Chile S.A. from Enersis S.A. in 2016, Enel Américas currently owns and operates Enersis S.A.’s former electricity generation and distribution businesses in Argentina, Brazil, Colombia and Peru. Enel Américas is a subsidiary of Enel S.p.A.

Enel Américas is an electricity utility company engaged, through subsidiaries and affiliates, in the electricity generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru. As of December 31, 2018, Enel Américas had 11,257 MW of installed generation capacity and 24.5 million distribution customers. Enel Américas’ installed capacity is comprised of 112 generation units in the four countries in which it operates, of which 55% are hydroelectric power plants. As of December 31, 2018, Enel Américas’ had consolidated assets of US$27.4 billion and operating revenues of US$13.2 billion.

Enel Américas’ corporate address is Santa Rosa 76, Santiago, Chile, its telephone number is +56 2 2353-4400 and its website address is www.enelamericas.com.

For additional information regarding Enel Américas, see the documents listed under “Where You Can Find More Information,” which are incorporated by reference into this Information Statement.

The Capital Increase

Amount of the Capital Increase

As of April 8, 2019, the most recent date for which information is reasonably available, there were 57,452,641,516 shares of the Company’s common stock outstanding and 4,143,672,428 shares of the Company’s common stock outstanding that were represented by ADSs. As of March 31, 2019, the total market capitalization of the Company was approximately US$10.2 billion (based on the exchange rate of Ch$678.53 per U.S. dollar on that date). The Board of Directors is proposing an increase in the Company’s authorized capital so that the Company may issue additional shares of common stock up to a maximum amount of US$3.5 billion or such lesser amount as determined by the Extraordinary Meeting (the “Capital Increase”) for the consideration and vote of shareholders.

If the shareholders approve the Capital Increase, the newly authorized shares of common stock will have the same rights as the outstanding shares of common stock already issued. However, only those shareholders who subscribe for shares in the statutory preemptive rights offering will have the right to participate in the second subscription rights offering described below under “— Offering Periods.”

The Capital Increase is expected to be implemented as soon as practicable following the approval by shareholders at the Extraordinary Meeting and is expected to be completed in the second half of 2019. See “Item 1 — Approval of the Capital Increase.”

Statutory Preemptive Rights and Additional Subscription Rights

If the shareholders approve the Capital Increase, the Company intends to distribute to its shareholders and ADS Holders statutory preemptive rights to subscribe for the newly authorized shares of common stock, pro rata in proportion to their shareholdings at a record date to be established and to its ADS Holders preemptive rights to subscribe for new ADSs representing newly authorized shares, pro rata in proportion to their ADS holdings at a record date to be established. Existing shareholders and ADS Holders will receive those statutory preemptive rights to subscribe for the newly authorized shares of common stock that are distributed in respect of their shares or the shares underlying their ADSs. The amount of the Capital Increase, the formula to determine the subscription price (in which case the Board of Directors will be authorized to determine such price based on such formula), the timing of any distribution of rights to subscribe for shares of the Company’s common stock and ADSs, and the terms and conditions for the exercise of the rights, resulting from the approval of the Capital Increase will be determined at the Extraordinary Meeting.

To the extent that there are newly authorized shares not subscribed during the statutory preemptive rights offering period, the Company intends to distribute only to those shareholders and ADS Holders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period, additional subscription rights to subscribe for the remaining shares of common stock during a second subscription rights offering period, subject to the same price and certain other terms and conditions as those of the statutory preemptive rights offering period.

The Company will register the new shares of common stock to be issued in the Capital Increase in the Securities Registry of the Chilean Financial Market Commission (the “CMF” in its Spanish acronym) and the offer and sale of new shares of common stock and new ADSs in connection with the distribution of the rights to subscribe for shares and ADSs with the SEC. Application will be made to list the new ADSs on the New York Stock Exchange.

As discussed below under “─ Controlling Shareholder,” Enel S.p.A. has publicly stated that if the Capital Increase is approved and proceeds, it intends, subject to market conditions, to acquire additional shares of the Company’s common stock in the Capital Increase in proportion to its ownership interest in the Company as of the record date to be established for the Capital Increase by exercising preemptive rights to subscribe for shares of the Company’s common stock. If the shareholders approve the Capital Increase, any shareholder not exercising such shareholder’s statutory preemptive subscription rights or additional subscription rights, if any, to subscribe for shares of the Company’s common stock or ADSs would be subject to dilution of such shareholder’s interest in the Company.

Offering Periods

If the Capital Increase is approved by shareholders, the offering of the newly authorized shares will first be undertaken within the 30-day statutory preemptive rights offering period provided by article 25 of the Chilean Corporations Act. The amount of newly authorized shares not subscribed during the statutory preemptive rights offering period will be offered during a second subscription rights offering period subject to the same price and certain other terms and conditions as those of the statutory preemptive rights offering period, only to those shareholders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period.

Subscription Price

Approval of the Capital Increase proposal also includes approval of the formula to determine the fixed subscription price and delegating to the Board of Directors the determination of such price based on such formula. After the final fixed subscription price for the newly authorized shares is determined, the Board of Directors will determine and cause to be offered in the Capital Increase the number of shares necessary so that the subscription of all such shares will result in proceeds, in cash, equal to the amount of the Capital Increase approved by shareholders at the Extraordinary Meeting. The Board of Directors is presenting for the consideration and vote of shareholders at the Extraordinary Meeting, as part of the Capital Increase proposal, the formula to determine such subscription price, which will be denominated in U.S. dollars, as (i) the weighted-average price of the Company’s common stock on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange (collectively, the “Chilean Stock Exchanges”) for the five Chilean trading days preceding the start of the statutory preemptive rights offering period, with the price on each such Chilean trading day converted into U.S. dollars based on the Dólar Observado published by the Central Bank of Chile for such day, (ii) less a 5% discount, together with the delegation of authority to the Board of Directors to make the final determination of the subscription price based on such formula, provided that the subscription period commences within 180 days following the date of the Extraordinary Meeting, in accordance with article 23 of the Chilean Corporations Act Rules.

The subscription price for the exercise of subscription rights to acquire shares of the Company’s common stock may be paid, at the option of the subscriber, in U.S. dollars or the Chilean peso equivalent of the U.S. dollar subscription price based on the Dólar Observado. The subscription price for the exercise of subscription rights to acquire ADSs may only be paid in U.S. dollars.

Use of Proceeds

In connection with the Capital Increase proposal, the Board of Directors is presenting the following use of proceeds for the net cash proceeds of the offering of the newly authorized shares in the Capital Increase:

•         Repayment of Enel Brasil debt.  The Company intends to apply the proceeds first to provide up to US$2.65 billion to its subsidiary, Enel Brasil S.A. (“Enel Brasil”), through a subsequent capital increase in Enel Brasil and/or one or more loans to Enel Brasil to enable it to repay a loan currently provided by Enel Finance International N.V. to Enel Brasil, which replaced Enel Brasil’s debt with banks incurred in connection with the acquisition of Eletropaulo Metropolitana Eletricidade de São Paulo S.A., now known commercially as Enel Distribuição São Paulo (“Enel Distribution Sao Paulo”).

•         Restructuring of pension fund liabilities and reduction of contingent funds or provisions for litigation in Brazil.  The Company intends to use the balance of the proceeds for the restructuring of pension fund obligations of Enel Distribution Sao Paulo and, if any proceeds are remaining, to reduce contingent funds or provisions for litigation in Brazil.

Tentative Transaction Timetable

Below is a tentative transaction timetable for the Capital Increase. There may be significant changes depending on developments and all future dates are all subject to change.

Date	Action(s)
February 27, 2019

The Board of Directors of Enel Américas unanimously approved, among other matters, the actions relating to the Capital Increase and the summoning of an extraordinary shareholders’ meeting (“ESM”) to approve, among other matters, the Capital Increase

Public notice of Enel Américas Board actions.

Public notice of the agenda of the ESM to shareholders of Enel Américas.

March 11, 2019	Record date for Enel Américas ADSs entitled to vote at the ESM
April 10, 2019	Begin distribution of information statements with respect to the ESM to the holders of Enel Américas ADSs.
April 26, 2019	Voting cut-off date for Enel Américas ADSs.
April 30, 2019	The ESM of Enel Américas held.
Mid-May 2019	Registration with the CMF and the Chilean Stock Exchanges of the new Enel Américas shares to be issued in connection with the Capital Increase.
Mid-June 2019

Completion of registration with the CMF and the Chilean Stock Exchanges of the new Enel Américas shares to be issued in connection with the Capital Increase.

Registration with the SEC of new Enel Américas shares and ADSs to be issued in connection with the Capital Increase.

Late June 2019

Distribution of share rights for statutory preemptive rights offering and commencement of statutory preemptive rights offering in Chile in connection with the Capital Increase.

Distribution of ADR rights and commencement of ADR preemptive rights offering in connection with the Capital Increase.

Date	Action(s)
Late July 2019

Expiration of the ADS preemptive rights offering period in connection with the Capital Increase.

Expiration of the 30-day statutory preemptive rights offering period in Chile in connection with the Capital Increase.

Delivery and settlement of new Enel Américas shares subscribed for in the statutory preemptive rights offering period in connection with the Capital Increase.

Delivery and settlement of new Enel Américas ADSs subscribed for in the statutory preemptive rights offering period and additional rights to subscribe for ADSs in the second subscription rights offering (subject to distribution of share rights for the second subscription rights offering in Chile) for ADSs representing shares not subscribed for in the statutory preemptive rights offering period in connection with the Capital Increase.

Shareholders and ADS Holders must have subscribed in the statutory preemptive rights offering in order to be eligible to receive additional rights to subscribe in the second subscription rights offering.

Early August 2019

Distribution of share rights for the second subscription rights offering and commencement of second subscription rights offering in Chile in connection with the Capital Increase.

Commencement of the second ADS subscription rights offering in connection with the Capital Increase.

Late August 2019

Expiration of the second ADS subscription rights offering period in connection with the Capital Increase.

Expiration of the second subscription rights offering period in Chile in connection with the Capital Increase.

Delivery and settlement of new Enel Américas shares subscribed for in the second subscription rights offering period in connection with the Capital Increase.

Delivery and settlement of new Enel Américas ADSs subscribed for in the second ADS subscription rights offering period in connection with the Capital Increase.

Controlling Shareholder

Since June 2009, the Company’s controlling shareholder has been the Italian company Enel S.p.A. (“Enel”). Based on a public filing made by Enel on April 10, 2019, Enel reported beneficial ownership of 56.4% of the outstanding common stock of the Company.

Enel has publicly stated that if the Capital Increase is approved and proceeds, it intends, subject to market conditions, to acquire additional shares of the Company’s common stock in the Capital Increase in proportion to its ownership interest in the Company as of the record date to be established for the Capital Increase by exercising preemptive rights to subscribe for shares of the Company’s common stock.

THE EXTRAORDINARY MEETING

The Extraordinary Shareholders’ Meeting of Enel Américas (the “Extraordinary Meeting”) will be held on April 30, 2019, at San Isidro 74, Comuna de Santiago, Santiago, Chile, immediately after the Ordinary Shareholders’ Meeting to be held at the same location at 9:00 A.M., local time.

The Matters to be Voted Upon

At the Extraordinary Meeting, the Board of Directors of the Company will present the following matters to the shareholders of the Company for their consideration and vote. Currently, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an ESM, notwithstanding that all matters to be presented to the shareholders must be described in the Notice of the Meeting.

  Item 1 – Approve the Capital Increase, which involves an increase the issued capital of the Company by a maximum amount of US$3.5 billion or such lesser amount as may be definitively determined by the shareholders at the Extraordinary Meeting. This capital increase would be accomplished by the issuance of the number of shares of common stock to be determined to give effect to the foregoing. All the shares that will be issued will be nominative and common, from a single series without preference and without nominal value, which will have the same rights as the outstanding shares of common stock already issued. Note, however, that the right to participate in the second subscription rights offering described below under “Item 1 — Approval of the Capital Increase — Offering Periods.” will only be available to those shareholders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights period.

  Approval of the Capital Increase proposal includes establishment of a formula to determine the subscription price, and delegation to the Board of Directors the determination of such price based on such formula, as long as the subscription period commences within 180 days following the date of the Extraordinary Meeting, in accordance with article 23 of the Chilean Corporations Act Rules. Based on the resulting subscription price, the Board of Directors must offer the number of shares of common stock corresponding to the number of shares that is strictly necessary so that, in relation to such price, the amount of the capital increase approved by shareholders at the Extraordinary Meeting is obtained. The Board of Directors is presenting for the consideration and vote of shareholders at the Extraordinary Meeting, as part of the Capital Increase proposal, the formula to determine such subscription price, which will be denominated in U.S. dollars, as (i) the weighted-average price of the Company’s common stock on the Chilean Stock Exchanges for the five Chilean trading days preceding the start of the statutory preemptive rights offering period, with the price on each such Chilean trading day converted into U.S. dollars based on the Dólar Observado for such day, (ii) less a 5% discount, together with the delegation of authority to the Board of Directors to make the final determination of the subscription price based on such formula.

  If the Capital Increase is approved by shareholders, the offering of the newly authorized shares must be made in the first instance within the 30-day statutory preemptive rights offering period established by article 25 of the Chilean Corporations Act. Approval of the Capital Increase includes approval of a second subscription rights offering period for the remaining shares not subscribed within the statutory preemptive rights offering period. Such rights must be offered at the same price per share and certain other terms and conditions as those offered in the statutory preemptive rights offering period and will only be available to those shareholders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights offering period. Approval of the Capital Increase also includes approval of the deadlines within which all the shares in the Capital Increase must be issued, subscribed and paid. However, if approved, this matter will not be effective unless Items 2, 3 and 4 are also approved by shareholders at the Extraordinary Meeting

  Item 2 – Amend Article 5 and the First Transitory Article of the Company’s bylaws to incorporate the agreements regarding the Capital Increase and any agreements adopted at the Extraordinary Meeting and to authorize Company’s management to prepare an amended and restated version of the bylaws. However, if approved, this matter will not be effective unless Items 1, 3 and 4 are also approved by shareholders at the Extraordinary Meeting
  Item 3 – Empower the Board of Directors to perform all actions necessary for the Capital Increase, including the registration of the new shares of common stock to be issued in the Capital Increase in the Securities Registry of the CMF, the registration of the new shares of common stock and new ADSs with the SEC, the listing of the new ADSs on the New York Stock Exchange, the execution of the appropriate actions for the effectuation of the Capital Increase and, in general, to perform all other actions related to the Capital Increase, adopting all other agreements that are necessary to formalize and make effective the aforementioned Capital Increase and bylaw amendments. However, if approved, this matter will not be effective unless Items 1, 2 and 4 are also approved by shareholders at the Extraordinary Meeting.
  Item 4 – Approve all other matters related to the Capital Increase that the shareholders may propose as necessary and ancillary to the Capital Increase. However, if approved, these matters will not be effective unless Items 1, 2 and 3 are also approved by shareholders at the Extraordinary Meeting.

The foregoing proposals do not prevent the Extraordinary Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different.

Quorum to Convene the Extraordinary Meeting

Under Chilean law, as a general rule, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. Accordingly, Enel, which beneficially owns more than a majority of the Company’s common stock, can establish a quorum at a shareholders’ meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing a quorum at such meeting.

Votes Required

Each share of common stock is entitled to one vote. Approval of each of Items 1, 2, 3 and 4 requires the affirmative vote of at least two-thirds of the outstanding common stock of the Company. However, each of the matters contained in Items 1,2, 3 and 4 is conditioned on approval by the shareholders of each of the other Items and will not be effective unless the other Items are also approved by shareholders at the Extraordinary Meeting. Enel currently beneficially owns a majority of the Company’s outstanding common stock, but less than the two-thirds of the Company’s outstanding common stock required to approve Items 1, 2, 3 and 4, and has advised the Company that it intends to vote all the shares it is entitled to vote at the Extraordinary Meeting in favor of each of the matters described above submitted by the Board for approval by shareholders at the Extraordinary Meeting.

How to Vote

Under the Third Amended and Restated Deposit Agreement, dated as of March 28, 2013, among the Company, the Depositary and all ADS Holders from time to time thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary how to vote their shares at the Extraordinary Meeting. For more information regarding the Deposit Agreement, see “Item 10. Additional Information” in the 2017 Form 20-F, which is incorporated herein by reference.

If the Voting Instructions are properly executed and returned by an ADS Holder but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of the items proposed by the Board of Directors for approval by shareholders.

The Depositary has set March 11, 2019 as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Extraordinary Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Extraordinary Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the bylaws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, ADS Holders may withdraw the shares underlying the ADSs at least five Chilean business days prior to the date of the Extraordinary Meeting (the share record date in Chile) and attend and vote at the Extraordinary Meeting in person. If you do not attend the Extraordinary Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affect the rights of ADS Holders.

THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE MAY HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY’S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES, DEPENDING ON WHETHER OR NOT CERTAIN CONDITIONS EXIST.

Under the Chilean Corporations Act, in connection with shareholder approvals of certain matters at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the Company and may compel the Company to repurchase their shares (“derecho a retiro”), subject to the fulfillment of certain terms and conditions. The proposed Capital Increase is not a matter which would give rise to withdrawal rights under Chilean law.

ITEM 1 – APPROVAL OF THE CAPITAL INCREASE

If the shareholders approve the Capital Increase, the Company intends to distribute to its current shareholders statutory preemptive rights to subscribe for the newly authorized shares, pro rata in proportion to their shareholdings at a record date to be established and to its ADS Holders preemptive rights to subscribe for new ADSs representing newly authorized shares, pro rata in proportion to their ADS holdings at a record date to be established. Existing shareholders and ADS Holders will receive those statutory preemptive rights to subscribe for the newly authorized shares of common stock that are distributed in respect of their shares or the shares underlying their ADSs. The amount of the Capital Increase, the establishment of a formula to determine the subscription price (in which case the Board of Directors will be authorized to determine such price based on such formula), the timing of any distribution of rights to subscribe for shares of the Company’s common stock and ADSs, and the terms and conditions for the exercise of the rights, resulting from the approval of the Capital Increase will be determined at the Extraordinary Meeting.

The Company will register the new shares of common stock to be issued in the Capital Increase in the Securities Registry of the CMF and the offer and sale of new shares of common stock and new ADSs in connection with the distribution of the rights to subscribe for shares and ADSs with the SEC. Application will be made to list the new ADSs on the New York Stock Exchange.

As discussed under “Summary ─ Controlling Shareholder,” Enel has publicly stated that if the Capital Increase is approved and proceeds, it intends, subject to market conditions, to acquire additional shares of the Company’s common stock in the Capital Increase in proportion to its ownership interest in the Company as of the record date to be established for the Capital Increase by exercising preemptive rights to subscribe for shares of the Company’s common stock. If the shareholders approve the Capital Increase in the maximum amount proposed by the Board of Directors of the Company, and assuming full participation in any distribution of rights to subscribe for shares of the Company’s common stock subsequent to the Capital Increase, the cash proceeds from the Capital Increase will be US$3.5 billion.

If the shareholders approve the Capital Increase, any shareholder not exercising such shareholder’s statutory preemptive subscription rights or additional subscription rights, if any, to subscribe for shares of the Company’s common stock or ADSs would be subject to dilution of such shareholder’s interest in the Company.

Amount of the Capital Increase

As of the ADS Record Date for the Extraordinary Meeting, there were 57,452,641,516 shares of common stock entitled to vote at the Extraordinary Meeting. As of March 31, 2019, the most recent date for which information is reasonably available, there were 5,080,007,028 shares of common stock outstanding were represented by ADSs. As of March 31, 2019, the total market capitalization of the Company was approximately US$10.2 billion (based on the exchange rate of Ch$678.53 per US dollar on that date). The Board of Directors is proposing an increase in the Company’s authorized capital so that the Company may issue additional shares of common stock up to a maximum amount of US$3.5 billion, or such lesser amount as determined by the Extraordinary Meeting (the “Capital Increase”) for the consideration and vote of shareholders.

If the shareholders approve the Capital Increase, the newly authorized shares of common stock will have the same rights as the outstanding shares of common stock already issued. However, only those shareholders who subscribe for shares in the statutory preemptive rights offering will have the right to participate in the second subscription rights offering described below under “— Offering Periods.”

The Capital Increase is expected to be implemented as soon as practicable following the approval by shareholders at the Extraordinary Meeting and is expected to be completed in the second half of 2019.

Statutory Preemptive Rights and Additional Subscription Rights

If the shareholders approve the Capital Increase, the Company intends to distribute to its shareholders statutory preemptive rights to subscribe for the newly authorized shares of common stock, pro rata in proportion to their shareholdings at a record date to be established and to its ADS Holders preemptive rights to subscribe for new ADSs representing newly authorized shares, pro rata in proportion to their ADS holdings at a record date to be established. Existing shareholders and ADS Holders will receive those statutory preemptive rights to subscribe for the newly authorized shares of common stock that are distributed in respect of their shares or the shares underlying their ADSs. The amount of the Capital Increase, the formula to determine the subscription price (in which case the Board of Directors will be authorized to determine such price based on such formula), the timing of any distribution of rights to subscribe for shares of the Company’s common stock and ADSs, and the terms and conditions for the exercise of the rights, resulting from the approval of the Capital Increase will be determined at the Extraordinary Meeting.

To the extent that there are newly authorized shares not subscribed during the statutory preemptive rights offering period, the Company intends to distribute only to those shareholders and ADS Holders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period, additional subscription rights to subscribe for the remaining shares of common stock during a second subscription rights offering period, subject to the same price and certain other terms and conditions as those of the statutory preemptive rights offering period.

As discussed below under “─ Controlling Shareholder,” Enel has publicly stated that if the Capital Increase is approved and proceeds, it intends, subject to market conditions, to acquire additional shares of the Company’s common stock in the Capital Increase in proportion to its ownership interest in the Company as of the record date to be established for the Capital Increase by exercising preemptive rights to subscribe for shares of the Company’s common stock. If the shareholders approve the Capital Increase, any shareholder not exercising such shareholder’s statutory preemptive subscription rights or additional subscription rights, if any, to subscribe for shares of the Company’s common stock or ADSs would be subject to dilution of such shareholder’s interest in the Company.

Offering Periods

If the Capital Increase is approved by shareholders, the offering of the newly authorized shares will first be undertaken within the 30-day statutory preemptive rights offering period provided by article 25 of the Chilean Corporations Act. The amount of newly authorized shares not subscribed during the statutory preemptive rights offering period will be offered during a second subscription rights offering period subject to the same price and certain other terms and conditions as those of the statutory preemptive rights offering period, only to those shareholders and transferees who exercised their statutory preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period.

Subscription Price

As part of the approval of the Capital Increase proposal, the shareholders will also be approving a formula to determine the subscription price and delegating to the Board of Directors the determination of such price based on such formula. After the final subscription price of issuance for the shares is determined, the Board of Directors will determine and cause to be offered in the Capital Increase the number of shares necessary so that the subscription of all such shares will result in proceeds, in cash, equal to the amount of the Capital Increase approved by shareholders at the Extraordinary Meeting. The Board of Directors is presenting for the consideration and vote of shareholders at the Extraordinary Meeting, as part of the Capital Increase proposal, the formula to determine such subscription price, which will be denominated in U.S. dollars, as (i) the weighted-average price of the Company’s common stock on the Chilean Stock Exchanges for the five Chilean trading days preceding the start of the statutory preemptive rights offering period, with the price on each such Chilean trading day converted into U.S. dollars based on the Dólar Observado for such day, (ii) less a 5% discount, together with the delegation of authority to the Board of Directors to make the final determination of the subscription price based on such formula, provided that the subscription period commences within 180 days following the date of the Extraordinary Meeting in accordance with article 23 of the Chilean Corporations Act Rules.

The subscription price for the exercise of subscription rights to acquire shares of the Company’s common stock may be paid, at the option of the subscriber, in U.S. dollars or the Chilean peso equivalent of the U.S. dollar subscription price based on the Dólar Observado. The subscription price for the exercise of subscription rights to acquire ADSs may only be paid in U.S. dollars.

Use of Proceeds

In connection with the Capital Increase proposal, the Board of Directors is presenting the following use of proceeds for the net cash proceeds of the offering of the newly authorized shares of common stock in the Capital Increase:

1.                  Repayment of Enel Brasil debt.  The Company intends to apply the proceeds first to provide up to US$2.65 billion to its subsidiary, Enel Brasil, through a subsequent capital increase in Enel Brasil and/or one or more loans to Enel Brasil to enable it to repay a loan currently provided by Enel Finance International N.V. to Enel Brasil, which replaced Enel Brasil’s debt with banks incurred in connection with the acquisition of Enel Distribution Sao Paulo.

2.                  Restructuring of pension fund liabilities and reduction of contingent funds or provisions for litigation in Brazil.  The Company intends to use the balance of the proceeds for the restructuring of pension fund obligations of Enel Distribution Sao Paulo and, if any proceeds are remaining, to reduce contingent funds or provisions for litigation in Brazil.

2.1       Restructuring of pension fund liabilities: Enel Distribution Sao Paulo sponsors additional retirement and pension benefit plans for its current and former employees and their beneficiaries, with FUNCESP being the entity responsible for administering said benefit plans.  FUNCESP is Brazil’s largest private pension fund (the fourth largest, including government-controlled pension funds), is multi-funded and manages assets of approximately US$7.5 billion for about 50 thousand people, of which 17 thousand people relate to Enel Distribution Sao Paulo.

The main pension fund risks that impact Enel Distribution Sao Paulo are related to discount rates, mortality table and expected rates of return on assets. The actuarial obligations as of December 31, 2018, were US$3.3 billion and the deficit was US$1.0 billion.

In order to verify the impact on the actuarial liabilities, the following table illustrates a sensitivity analysis of the actuarial assumptions, considering a variation of +/- 0.25% in the discount rate.  The quantitative result as of December 31, 2018 is presented as follows:

Sensitivity	Discount rate
	+ 0.25%	-0.25%
Impact on defined benefit	-0.07 B US$	+0.07 B US$
Total defined benefit obligation	3.2 B US$	3.3 B US$

If the current plan’s conditions are maintained without modification, the deficit is expected to grow because of the increase in life expectancy and/or the reduction of the discount rate of pension fund liabilities.  In order to mitigate this exposure, Enel Distribution Sao Paulo has developed a voluntary migration plan from the Defined Benefit plans that Enel Distribution Sao Paulo currently has to Defined Contribution plans, mitigating the risk of an increasing deficit because of the future actuarial assumptions, and the eventual restructuring of the debt contracts of Enel Distribution Sao Paulo with FUNCESP.  This plan should be evaluated by competent bodies in the coming months.

2.2       Reduction of contingent funds or provisions for litigation in Brazil:  The distributors controlled by the Company in Brazil, through Enel Brasil — Enel Distribution Sao Paulo, Enel Distribution Rio, Enel Distribution Goias and Enel Distribution Ceara — have approximately 70 thousand litigation matters pending as of December 2018.  In the balance sheets of these companies, approximately US$600 million has been provisioned for these potential liabilities.  According to Brazilian rules, most of these liabilities are subject to increase at a rate of 1% monthly over the inflation index, generating an excessive financial burden, and therefore reduces significantly the net result of the companies and distribution of dividends to the shareholders, draining the cash flows of the companies.

Based on the use of “analytics” on the behavior of the active parties in mass litigations, a system capable of identifying potential agreements with these active parties is being implemented, and, for future cases, to avoid new litigation.  This plan requires funds for US$150 million, which will be used for the management of agreements and the implementation of technological platforms.  This would provide an initial expected benefit of a 30% reduction in the amount of the provisions, and a reduction in the volume of new litigation based on the pilot program last implemented in 2018.

Transaction Rationale

The following are the strategic benefits of the proposed Capital Increase:

•         Facilitate Growth Strategy Execution: Following the application of the net proceeds of the Capital Increase described above, the Company will have increased balance sheet capacity to fund strategic investment opportunities, such as acquisitions of minority interests in existing investments and privatization and consolidation.

•         Cash Flow Optimization: Following the application of the net proceeds of the Capital Increase described above, the Company is expected to see an overall net income increase given the reduction of interest expense on indebtedness and tax optimization. This could potentially increase dividend payout levels at Enel Brasil from the current level of 25% of profits and bolster Enel Américas’ cash position.

•         Credit Enhancement: Following the application of the net proceeds of the Capital Increase described above, Enel Brasil’s net debt to EBITDA ratio for 2019 (estimated) would be reduced from 3.0x to 1.3x, resulting in reduction of Enel Américas’ net debt to EBITDA ratio on a consolidated basis for 2019 (estimated) from 1.7x to 1.0x, assuming the full US$3.5 billion capital increase is effected. As a result, Enel Américas’ balance sheet would be strongly positioned to capitalize on upcoming opportunities in the electricity sector in Argentina, Brazil, Colombia and Peru.

•         Higher Market Capitalization, Float and Liquidity: The Capital Increase is expected to increase Enel Américas’ free float by up to US$1.7 billion and its market capitalization by up to approximately 30% from the corresponding levels as of February 6, 2019. Higher free float generally correlates to increased liquidity.

For further information on the transaction rationale, please see the Company’s presentation made public on February 27, 2019 about the proposed Capital Increase, a copy of which was furnished on the February 28, 2019 Form 6-K, which is incorporated herein by reference, and is also available on the Company’s website at www.enelamericas.com.

Controlling Shareholder

Since June 2009, the Company’s controlling shareholder has been Enel. Based on a public filing made by Enel on April 10, 2019, Enel reported beneficial ownership of 56.4% of the outstanding common stock of the Company.

Enel has publicly stated that if the Capital Increase is approved and proceeds, it intends, subject to market conditions, to acquire additional shares of the Company’s common stock in the Capital Increase in proportion to its ownership interest in the Company as of the record date to be established for the Capital Increase by exercising preemptive rights to subscribe for shares of the Company’s common stock.

ITEM 2 – AMENDMENT OF THE BYLAWS (ESTATUTOS)

The Board of Directors of the Company has approved, subject to the approval by shareholders of the Company, amendments to the bylaws of the Company, to amend Article 5 and First Transitory Article to incorporate the agreements regarding the Capital Increase and any agreements adopted at the Extraordinary Meeting.

If the shareholders approve the Capital Increase, Article 5 and First Transitory Article of the Company’s bylaws, which relate to the Company’s capital, would need to be amended to reflect the increased authorized capital of the Company.

The Board of Directors will also prepare an amended and restated version of the Company’s bylaws reflecting amendments approved by shareholders at the Extraordinary Meeting and any other amendments to such bylaws since the last amended and restated version was produced. The Board of Directors is presenting such amendments of the bylaws and the amended and restated version of the Company’s bylaws for the consideration and vote of shareholders at the Extraordinary Meeting.

Copies of the original Spanish version and an English translation of the full text of the proposed amendments to the Company’s bylaws are available on the Company’s website at www.enelamericas.com and are incorporated herein by reference. The English translation is not to be construed as being identical in content to the Spanish document (which will prevail in the event of any discrepancy with the English translation).

ITEM 3 – AUTHORIZATION WITH RESPECT TO THE CAPITAL INCREASE

The Company is proposing that the shareholders empower the Board of Directors to perform all actions necessary for the Capital Increase, including the registration of the new share to be issued in the Capital Increase in the Securities Registry of the CMF and the new shares and new ADSs with the SEC and the listing of the new ADSs on the New York Stock Exchange, to carry out the appropriate actions for the effectuation of the Capital Increase and, in general, to perform all other actions related to the Capital Increase, adopting all other agreements that are necessary or convenient to formalize and make effective the aforementioned Capital Increase and bylaw amendments. However, if approved, this matter will not be effective unless Items 1 and 2 are approved by shareholders at the Extraordinary Meeting.

ITEM 4 – APPROVAL OF OTHER MATTERS RELATED TO THE CAPITAL INCREASE

The Company is proposing that the shareholders approve all other matters related to the Capital Increase that the shareholders may propose as necessary and ancillary to the Capital Increase. At the Extraordinary Meeting, shareholders will also have the opportunity to propose other matters relating to the Capital Increase that may be necessary and ancillary to the Capital Increase for the consideration and vote of other shareholders. However, if approved, these matters will not be effective unless Items 1 and 2 are approved by shareholders at the Extraordinary Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 10, 2019